UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 9)*
DISH NETWORK CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

278762109
(CUSIP Number)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 DISH Network Corporation
 9601 S. Meridian Blvd.
 Englewood, Colorado 80112
 (303) 723-1000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 141,996,601 VOTING SHARES (1) 1,080,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 75,001,508 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 141,996,601 VOTING SHARES (1) 1,080,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 75,001,508 OTHER SHARES (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    218,078,109

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 51.2% (4)

14.	TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 538,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 18,833 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 27,175 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 141,411,941 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; (ii) 1,273 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 75,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee (with sole voting and dispositive power, except as set forth in Item 6 of this Schedule 13D, as amended) of the Ergen Two-Year 2009 DISH GRAT.

(4) Based on 208,643,850 shares of Class A Common Stock outstanding on November 30, 2009 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 48.7%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of the Company representing approximately 83.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.               SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 75,001,508 VOTING SHARES (1)
8. SHARED VOTING POWER 141,996,601 OTHER SHARES (2)
9. SOLE DISPOSITIVE POWER 75,001,508 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 141,996,601 OTHER SHARES (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    216,998,109

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 51.1% (3)

14.	TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Mrs. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; (ii) 1,273 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 75,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee (with sole voting and dispositive power, except as set forth in Item 6 of this Schedule 13D, as amended) of the Ergen Two-Year 2009 DISH GRAT.

(2) “Other Shares” represent: (i) 538,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 18,833 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 27,175 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 141,411,941 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 208,643,850 shares of Class A Common Stock outstanding on November 30, 2009 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 48.5%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of the Company representing approximately 83.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Ergen Two-Year 2009 DISH GRAT

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.               SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 75,000,000 VOTING SHARES (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 75,000,000 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    75,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 26.4% (3)

14.	TYPE OF REPORTING PERSON

IN

(1) All of the shares beneficially held by the Ergen Two-Year 2009 DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 208,643,850 shares of Class A Common Stock outstanding on November 30, 2009 and assuming conversion of the shares of Class B Common Stock held by the Ergen Two-Year 2009 DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen Two-Year 2009 DISH GRAT may be deemed to own beneficially would be approximately 16.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen Two-Year 2009 DISH GRAT owns beneficially equity securities of the Company representing approximately 28.9% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 2.                       Identity and Background.

     Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; and (c) Ergen Two-Year 2009 DISH GRAT (“2009 GRAT”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, and shares transferred by Mr. Ergen to the 2009 GRAT.

(A)	Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of the Board of Directors, President and Chief Executive Officer of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B)	Cantey M. Ergen

Mrs. Ergen is a member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C)	2009 GRAT

The 2009 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Charles W. Ergen, the Chairman, President and Chief Executive Officer of DISH Network. Its address is c/o Mrs. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2009 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2009 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 75,000,000 shares of Class B Common Stock held by the 2009 GRAT, except as set forth in Item 6 below.

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Mr. Ergen gifted 75,000,000 shares of Class B Common Stock to the Ergen Two-Year 2009 DISH GRAT (the “2009 GRAT”) on November 30, 2009.  Mr. Ergen established the 2009 GRAT for estate planning purposes.  Under the trust agreement establishing the 2009 GRAT, Mr. Ergen’s spouse, Cantey Ergen, will serve as trustee of the 2009 GRAT and will hold sole voting and investment power over the 75,000,000 shares of Class B Common Stock held by the 2009 GRAT, except as set forth in Item 6 below.  Mr. Ergen receives an annuity amount from the 2009 GRAT under the trust agreement governing the 2009 GRAT.  Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the 2009 GRAT.  The 2009 GRAT will expire two years from the date of transfer of the shares of Class B Common Stock to the 2009 GRAT.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 1, 2009.  See Items 11 and 13 of the cover pages to this Amendment No. 9 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes: (A)  2,135,923 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by GRAT #4, (B) 15,642,193 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the 2008 GRAT; and (C) 4,245,151 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 9 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein and Mr. Ergen’s exercise of an option to purchase 90,000 shares of DISH Network’s Class A Common Stock on November 17, 2009 as reported on a Form 4 filed by Mr. Ergen on November 19, 2009.

   (d) Not applicable.

   (e) Not applicable.

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The trust agreement for the 2009 GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the 2009 GRAT unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2009 GRAT will have sole discretion with respect to the disposition of any shares of DISH Network held by the 2009 GRAT.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2009 GRAT.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on November 30, 2009; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 9, 2005, September 5, 2008 and November 30, 2009; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

ITEM 7.                      Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          CHARLES W. ERGEN

Dated: December 2, 2009              /s/ Charles W. Ergen
                                 Charles W. Ergen

                          CANTEY M. ERGEN

Dated: December 2, 2009          /s/ Cantey M. Ergen
                            Cantey M. Ergen

                        2009 GRAT

Dated: December 2, 2009          /s/ Cantey M. Ergen
                             Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                                           CHARLES W. ERGEN
Dated: December 2, 2009	/s/ Charles W. Ergen Charles W. Ergen

Dated: December 2, 2009	CANTEY M. ERGEN /s/ Cantey M. Ergen Cantey M. Ergen

Dated: December 2, 2009	2009 GRAT /s/ Cantey M. Ergen Cantey M. Ergen, Trustee